UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

TIANYU STEEL INC.
(Exact name of registrant as specified in its corporate charter)

000-54038
(Commission File No.)
Cayman Islands
(State of Incorporation)	(IRS Employer Identification No.)

c/o Codan Trust Company (Cayman) Ltd.
Cricket Square, Hutchins Drive
Grand Cayman, KY1-1111
Cayman Islands
(Address of principal executive offices)

(345) 945-3901
(Registrant’s telephone number)
____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

TIANYU STEEL INC.

c/o Codan Trust Company (Cayman) Ltd.
Cricket Square, Hutchins Drive
Grand Cayman, KY1-1111
Cayman Islands

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 3, 2011, to the holders of record at the close of business on February 2, 2011 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of Tianyu Steel Inc., (f/k/a Europa Acquisition II, Inc.) a Cayman Islands corporation (the “Tianyu Steel”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by a share purchase agreement, dated January 31, 2011 (the “Share Purchase Agreement”), by and among Tianyu Steel, Peter Reichard (“Reichard”), acting as the Chief Executive Officer of Tianyu Steel, Peter Coker and KAEYO Investments Ltd, a corporation organized under the laws of Israel (hereinafter referred to as (“KAEYO”) and certain third parties represented by KAEYO as their attorney-in-fact (collectively and together with KAEYO, the “KAEYO Shareholders”).  Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Tianyu Steel.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Purchase Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on or about February 2, 2011.

On the Record Date, 100,000 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On January 31, 2011, we closed on a Share Purchase Agreement, pursuant to which the KAEYO Shareholders acquired all of the issued and outstanding shares of the capital stock of Tianyu Steel in from our previous shareholders of the Company in consideration for an aggregate purchase price of $30,000 plus the cost of redomestication of the Company into the Cayman Islands.  As of this date, 100,000 Common Shares, representing 100% of the issued and outstanding equity interest and voting rights of the Company are held by the KAEYO Shareholders, of which 88,600 are held by KAEYO. The signing of the Share Purchase Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Mr. Peter Reichard submitted his resignation from our Board of Directors and appointed Mr. Yoel Neeman to our Board of Directors. Mr. Reichard’s resignation and the appointment of Mr. Neeman will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following execution of the Share Purchase Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title of Class	Name of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class (1)

Common	Yoel Neeman	Chief Executive Officer and Director	0	0%

Common	KAEYO Investments Ltd(2)		88,600	88.6%

All Executive Officers, Directors as a Group				88.6%

(1)	The percentages listed in the percent of class column are based upon 100,000 issued and outstanding shares of Common Shares.
(2)	Yoel Neeman is the beneficial owner of KAEYO Investments Ltd.

Changes in Control

There are currently no definitive arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Purchase Agreement, our Board of Directors consisted of one member, Mr. Peter Reichard, who was elected to serve until their successors are duly elected and qualified.  Mr. Reichard has submitted a letter of resignation and Mr. Yoel Neeman has been appointed to our Board of Directors. Mr. Reichards’ resignation and the appointment of Mr. Neeman will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Yoel Neeman (1)	38	Chief Executive Officer and Director
Peter Reichard (2)	49	Director

(1)	Will become a director on the Effective Date.
(2)	Former Chief Executive Officer prior to February 2, 2011 and current director until the Effective Date.

Mr. Yoel Neeman.

Yoel Neeman, age 38, was appointed as the Company’s Chief Executive Officer, Chief Financial Officer and Secretary, effective as of January 31, 2011, and as the Company’s sole director, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders. Mr. Neeman is a partner at the Israeli law firm Tadmor & Co. since June 2005, focusing on corporate, mergers and acquisitions, and financing. Mr. Neeman holds an LL.B. from the Hebrew University, Jerusalem where he graduated in 1998 (Magna cum Laude and was a Member of the Editorial Board of Law Review); and holds an LL.M. in Corporate Law from New York University School of Law where he graduated in 2000.

Mr. Peter Reichard.

Peter has over 20 years experience in business development, government affairs, and political fund raising. For 10 years Peter has served as President of the Greensboro Area Chamber of Commerce. He has served on the Southern Growth Policies Board and the Board of Trustees of Guilford Technical Community College as well as the board of North Carolina Citizens for Business and Industry. Peter currently on the Board of Design Source, Inc. He holds a BA from Guilford College.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Shares and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended June 30, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. e envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Shares. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the year ended June 30, 2010.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended June 30, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at June 30, 2010. No equity awards were made during the fiscal year ended June 30, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended June 30, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended June 30, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended June 30, 2010.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended June 30, 2010.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2010 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Tianyu Steel Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 3, 2011

TIANYU STEEL INC.

/s/ Yoel Neeman
Yoel Neeman
Chief Executive Officer